File No. 70-9357


SECURITIES AND EXCHANGE COMMISSION
(the Commission)
Washington, D.C.  20549

AMENDMENT NO. 1 TO
FORM U-1

APPLICATION/DECLARATION
WITH RESPECT TO CERTAIN TRANSACTIONS
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 (the Act)

MONTAUP ELECTRIC COMPANY
P.O. Box 2333, Boston, Massachusetts  02107

EASTERN EDISON COMPANY
750 West Center Street, West Bridgewater, Massachusetts  02379

(Name of companies filing this statement and addresses of their principal executive offices)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of applicant or declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts  02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
75 State Street
Boston, Massachusetts 02109-1807


Eastern Edison Company and Montaup Electric Company amend and restate Items 2 and 6 to their Application/Declaration in their entirety to read as follows:

ITEM 2. FEES, COMMISSIONS AND EXPENSES.
The estimated fees, commissions and expenses to be paid or incurred directly or indirectly in connection with the proposed transactions are as follows:

                        Company counsel         $7,500
                        Service Company         $2,500

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
Exhibits (* denotes filed herewith)

Exhibit A-1     Articles of Organization of Eastern Edison, as amended (Exhibit
                1, Registration No. 2-7649; December, 1957, Exhibit A, Amendment
                No.  1 to Form 8-K for June, 1958, Exhibit A, Amendment No. 1 to
                Form 8-K for April, 1959, Exhibits A and B, Form 8-K for July,
                1961, and Exhibit A, Form 8-K for October, 1963, File No. 0-
                8480; Exhibit E to Certificate of Notification, File No. 7-5379;
                Exhibit A, Form 8-K for April, 1975, File No.  0-8480; Exhibit
                A-3(a), Form U-1, File No.  70-5719, Exhibit A, Form 8-K for
                September, 1976, and Exhibit 1, Form 10-K for 1977, File No.
                0-8480; Exhibit A-2(a), Form U-1, File No. 70-6217; Exhibit 4 to
                Form U5S of Eastern Utilities Associates for 1978, File No. 1
                5366; Exhibits A-2(a) and A-2(b), Form U-1, File No. 70-6365;
                Exhibit 4, Form 10-K for 1979, File No.  0-8480; Exhibit C to
                Certificate of Notification, File No. 70 6493; Exhibit A-3, Form
                U-1, File No.  70-6773).

Exhibit A-2     By-laws of Eastern Edison, as amended (Exhibit 3-2, Form 10-K for 1980, File No. 0-8480).

Exhibit A-3     Indenture of First Mortgage and Deed of Trust of Eastern Edison
                dated as of September 1, 1948 (Exhibit 4-1, Registration No. 2
                77468).

Exhibit A-4     First Supplemental Indenture dated as of February 1, 1953 of
                Eastern Edison (Exhibit A, File No. 70-3015).

Exhibit A-5     Second Supplemental Indenture dated as of May 1, 1954 of Eastern
                Edison (Exhibit A-3, File No. 70-3371).

Exhibit A-6     Third Supplemental Indenture dated as of June 1, 1955 of Eastern
                Edison (Exhibit C to Certificate of Notification, File No.
                70-3371).

Exhibit A-7     Fourth Supplemental Indenture dated as of September 1, 1957 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No.  70-3619).

Exhibit A-8     Fifth Supplemental Indenture dated as of April 1, 1959 of
                Eastern Edison (Exhibit D to Certificate of Notification, File
                No.  70-3798).

Exhibit A-9     Sixth Supplemental Indenture dated as of October 1, 1963 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No.  70-4164).

Exhibit A-10    Seventh Supplemental Indenture dated as of June 1, 1969 of
                Eastern Edison (Exhibit D, File No. 70-4748).

Exhibit A-11    Eighth Supplemental Indenture dated as of July 1, 1972 of
                Eastern Edison (Exhibit C, File No. 70-5195).

Exhibit A-12    Ninth Supplemental Indenture dated as of September 1, 1973 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No.  79-5379).

Exhibit A-13    Tenth Supplemental Indenture dated as of October 1, 1975 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No.  70-5719).

Exhibit A-14    Eleventh Supplemental Indenture dated as of January 1, 1979 of
                Eastern Edison (Exhibit 5 24, File No. 2-65785).

Exhibit A-15    Twelfth Supplemental Indenture dated as of October 1, 1980 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No. 70-6463).

Exhibit A-16    Thirteenth Supplemental Indenture dated as of July 1, 1981 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No.  70-6608).

Exhibit A-17    Fourteenth Supplemental Indenture dated as of June 1, 1982 of
                Eastern Edison (Exhibit 4-15 Registration No. 2-77468).

Exhibit A-18    Fifteenth Supplemental Indenture dated as of May 1, 1983 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No.  70-6851).

Exhibit A-19    Sixteenth Supplemental Indenture dated as of September 1, 1984 of Eastern Edison (Exhibit 4-31, Form 10-K of Eastern Utilities
                Associates for 1985, File No. 1-5366).

Exhibit A-20    Seventeenth Supplemental Indenture dated as of July 1, 1986 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No.  70-7254).

Exhibit A-21    Eighteenth Supplemental Indenture dated as of November 1, 1987 of Eastern Edison (Exhibit C to Certificate of Notification,
                File No.  70-7373).

Exhibit A-22    Nineteenth Supplemental Indenture dated as of November 1, 1987 of Eastern Edison (Exhibit C to Certificate of Notification,
                File No.  70-7373).

Exhibit A-23    Twentieth Supplemental Indenture of Eastern Edison dated as of
                May 1, 1988 of Edison (Exhibit C to Certificate of Notification,
                File No.  70-7373).

Exhibit A-24    Twenty-First Supplemental Indenture dated as of September 1,
                1988 of Eastern Edison (Exhibit F to Certificate of
                Notification, File No.  70-7511).

Exhibit A-25    Twenty-Second Supplemental Indenture dated as of December 1,
                1990 of Eastern Edison (Exhibit 4-34 Form 10-K of Eastern Edison for 1990 File No. 0-8480).

Exhibit A-26    Twenty-Third Supplemental Indenture dated as of July 1, 1992 of
                Eastern Edison (Exhibit 4-24 to Form 10-K of Eastern Edison for the year ended December 31, 1992, File No. 0-8480).

Exhibit A-27    Twenty-Fourth Supplemental Indenture dated as of May 1, 1993 of
                Eastern Edison (Exhibit C-33 to Form U5S of EUA for the year ended December 31, 1993).

Exhibit A-28    Twenty-Fifth Supplemental Indenture dated as of July 1, 1993 of
                Eastern Edison (Exhibit C-34 to Form U5S of EUA for the year ended December 31, 1993).

Exhibit A-29    Twenty-Sixth Supplemental Indenture dated as of September 1,
                1993 of Eastern Edison (Exhibit C-35 to Form U5S of EUA for the year ended December 31, 1993).

Exhibit A-30    Twenty-Seventh Supplemental Indenture dated as of January 1,
                1998 of Eastern Edison (Exhibit 4-1.09 to Form 10-K of Eastern
                Edison for the year ended December 31, 1997).

Exhibit A-31    Form of 8% Debenture Bonds Due 2000 of Montaup (Exhibit 4-10,
                Registration No. 2-41488).

Exhibit A-32    Form of 8-1/4% Debenture Bonds due 2003 of Montaup (Exhibit B-3,
                Form U5S of EUA for year 1973).

Exhibit A-33    Form of 14% Debenture Bonds due 2005 of Montaup (Exhibit 4-11,
                Registration No. 2-55990).

Exhibit A-34    Form of 10% Debenture Bonds due 2008 of Montaup (Exhibit 5-3,
                Registration No. 2-65785).

Exhibit A-35    Form of 16-1/2% Debenture Bonds due 2010 of Montaup (Exhibit 4-
                11, Form 10-K of EUA for 1980, File No. 1-5366).

Exhibit A-36    Form of 12-3/8% Debenture Bonds due 2013 of Montaup (Exhibit 4-
                13, Form 10-K of EUA for 1983, File No. 1-5366).

Exhibit A-37    Form of 10-1/8% Debentures due 2008 of Montaup (Exhibit 4, Form
                10-Q of Eastern Edison for quarter ended September 30, 1983,
                File No.  0-8480).

Exhibit A-38    Form of 9% Debenture Bonds due 2020 of Montaup (Exhibit 4-10,
                Form 10-K of Eastern Edison for the year ended December 31,
                1990, File No.  0-8480).

Exhibit A-39    Form of 9-3/8% Debenture Bonds due 2020 of Montaup (Exhibit 4-11
                to Form 10-K of Eastern Edison for the year ended December 31, 1990, File No. 0-8480).

Exhibit A-40    Articles of Incorporation of Montaup.

Exhibit A-41    By-laws of Montaup.

        *Exhibit F              Opinion of counsel.

         Exhibit H              Proposed Form of Notice.

        *(b)                    Financial Statements

 SIGNATURES
                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                        EASTERN EDISON COMPANY
                                        MONTAUP ELECTRIC COMPANY


                                        By /s/ Clifford J. Hebert, Jr.
                                           Clifford J. Hebert, Jr.
                                           Treasurer


DATED:  December 14, 1998